Exhibit 99(a)(1)

August 13, 2003

Dear Stockholders:

        I am pleased to inform you that SangStat Medical Corporation ("SangStat") has entered into a merger agreement providing for the acquisition of SangStat by Genzyme Corporation ("Genzyme"). In accordance with the merger agreement, Genzyme, through its wholly owned subsidiary, has today commenced a tender offer to purchase all of the outstanding shares of SangStat common stock for $22.50 per share net to the seller in cash.

        The tender offer is conditioned upon, among other things, a number of shares that represents at least a majority of SangStat's outstanding shares, determined on a fully-diluted basis, being validly tendered and not withdrawn prior to the expiration of the offer. The tender offer will be followed by a merger in which each share of SangStat common stock not purchased in the tender offer will be converted into the right to receive the same per share price paid in the tender offer.

        The Board of Directors of SangStat has unanimously (i) determined that the terms of the offer and the merger described herein are fair to, and in the best interests of, SangStat and its stockholders, (ii) approved the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger and declared that the merger agreement is advisable and (iii) resolved to recommend that SangStat's stockholders accept the offer and tender their shares pursuant to the offer and approve the merger agreement.

        In arriving at its recommendation, the Board of Directors of SangStat gave careful consideration to a number of factors which are described in the attached Schedule 14D-9. In addition to the attached Schedule 14D-9 relating to the offer, also enclosed is Genzyme's Offer to Purchase, dated August 13, 2003, together with related materials to be used for tendering your shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. I urge you to read these materials carefully.

        On behalf of the Board of Directors and management of SangStat, I thank you for your support.

Sincerely,

Richard D. Murdock Chairman, President and Chief Executive Officer